SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE nº 35.300.147.952

A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 22th, 2014

I - DATE, TIME AND PLACE: The meeting was held on July 22th, 2014, at 9.00 a.m., at Nações Unidas Avenue, 8.501, 19º floor, 939, São Paulo, State of São Paulo.

II - CALL NOTICE AND ATTENDANCE: Call notice was dismissed considering the presence of all members of the Board of Directors of the Company, therefore, the installation and approval quorum was reached.

III - PRESIDING BOARD: Chairman: Mr. Odair Garcia Senra; and Secretary: Mrs. Renata de Carvalho Fidale.

IV - AGENDA: To resolve on (i)  the execution by the Company of the 9th issuance of simple non-convertible secured debentures, in a single series (“Debentures”), purpose of private offering,regulated by the “Instrumento Particular de Escritura da 9ª Emissão Privada de Debêntures Simples, Não Conversíveis em Ações, com Garantia Real, da Gafisa S.A.”(“Debentures Deed”), on the total amount of R$ 130,000,000.00 (“Issuance”); and (ii) authorization to the Company’s executive board (“Executive Board”) to perform any and all acts and take all the arrangements necessary to the execution and effectiveness of the Issuance and the Restricted Offering

V - RESOLUTIONS: After the quorum of presence and the validity of this meeting were verified, the members of the Board of Directors decided unanimously:

a) Approval of the Issuance: approved the Issuance, which will be the purpose of the Private Offering, with the following characteristics and main conditions:

(i) allocation of funds: the net funds brought in with the Issuance will be used for the development of real estate projects "HI CENTRO", "GO MARACÁ" and “WIDE CAMBUÍ” ("Allocation Projects" when together, and HI CENTRO and GO MARACÁ “Projects as Collateral”), enrolled at No. 44.744 of the 3rd Real Estate Registry Office of São Paulo ("Building 1") and No. 174.054 of the 8th Real Estate Registry Office of São Paulo, ("Building 2") and No. 126.953 of the 1st Real Estate Registry Office of Campinas ("Building 3", which, when referred together with Building 1 and Building 2 the "Buildings"), forcing the Issuer to contribute the funds necessary for the development of these ventures as their financial schedules;

1

(ii) Structured Operation: The SCCI - SECURITIZADORA DE CRÉDITOS IMOBILIÁRIOS S.A., a publicly held company, headquartered at Rua Iguatemi, No. 151, 19 (part), Itaim Bibi, CEP 01451-011, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ / MF under No. 17.568.683/0001-80 ("SCCI") will subscribe the Debenture by executing the Debenture Deed. After the SCCI held the issue of Real Estate Credit Certificate, pursuant to Law No. 10.931, as amended ("CCI"), to represent the entirety of the real estate credit arising from the Debenture ("Real Estate Credit"), given the Allocation of Funds of the Debenture. The Real Estate Credit, represented by the CCI will serve as basis for the issuance of “Certificado de Rebíveis Imobiliários” ("CRI"), to be issued by SCCI, and placed with qualified investors, as featured in CVM Instruction No. 409, of August 18, 2004, as amended ("Qualified Investors") by public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (the "CRI" Offering);

(iii) Collateral: serving as collateral for the CRI, the following Guarantees will be executed: (c.1) fiduciary assignment of all the credits that will be originated by the sales of the Project as Collateral, as the effectiveness of the collateral represented by the fiduciary assignment of the credits of the project "GO Maraca" will be effective from September 10, 2014 foward; (c.2) the first degree pledge of the Building 1; and (c.3) the first degree pledge of the Building 2;

(iv) Total Value of the Issuance: the total face value of the Issuance will be R$130,000,000.00;

(v) Quantity of Issued Debentures: one Debenture will be issued;

(vi) Unit Face Value: the unit face value of the Debentures will be R$130,000,000.00;

(vii) Type: Secured Debenture;

(viii) Convertibility: the Debentures will be simple and non-convertible into shares of the Company;

(ix) Form: the Debentures will be registered, book entry and without issuance of share certificates or any other sort of certificate;

(x) Series: A single series;

(xi) Date of Issuance: for all purposes and legal effects, the date of issuance of the Debentures will be July 22th, 2014 (“Date of Issuance”);

2

(xii) Conversibility: the Debentures will not be convertible in shares;

(xiii) Placement and Distribution Proceedings: the Debentures will be subject to private distribution, without the any efforts of sale from financial institutions hired for such purpose;

(xiv) Monetary Adjustment: the Unit Face Value of the Debentures will not be updated;

(xv) Remuneration: remuneratory interest will be paid on the Unit Face Value or on the outstanding balance of the Unit Face Value of each Debenture, as applicable, which will be equivalent to 100% (one hundred per cent) of the variation of the average daily rate for interbank deposits, known as the Over Extra DI Rate, expressed as an annual percentage, on the basis of 252 (two hundred and fifty two) business days, daily  calculated and announced by CETIP, increased exponentially by a spread equivalent to 0.19% (zero point nineteen per cent) per year, on the basis of 252 (two hundred and fifty two) business days. The Remuneration will be exponentially and cumulatively calculated, pro rata temporis, per elapsed business day, since the integralization or the date of last payment of remuneration, whichever comes last, until the date of actual the payment.

(xvi) Payment of the Remuneration: the Remuneration of the Debentures will be paid on the payment dates, so the first payment is due on January 28, 2014 and the last payment on the Maturity Date:

Dates of Payment of Remuneration
1º	01/28/2015
2º	07/28/2015
3º	01/27/2016
4º	07/27/2016
5º	01/26/2017
6º	07/27/2017
7º	01/26/2018
8º	07/26/2018

(xvii) Payment of the Face Value: Except in some e cases, the Debenture, the Face Value of Debenture Estate will be fully amortized in three (3) installments, as follows:

Date	Percentage of Amortized Net
07/27/2016	15.000%
07/27/2017	35.2941%
07/26/2018	100%
3

(xviii) Maturity Date: the Debenture will be maturing on July 27, 2018;

(xix) Term: the term of the Debenture will be valid for a four (4) years term;

(xx) Events of Default and Amortization of the Debentures: The Events of Default and amortization of the Debentures will occur on the terms of the deed of Debenture, which all the terms and conditions were presented to the Board of Directors on this meeting and dully approved, remaining the minutes of the deed of Debenture filed in the records of this meeting.

VI - CLOSING OF THE MINUTES: As there was nothing else to be discussed, this minute was read , approved and sign by the attendant: Signatures:  Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board of Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira e Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer